                                    EXHIBIT E
                                    ---------

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated condensed balance sheets as of June 30, 2001 and the unaudited pro forma consolidated condensed statements of operations for the year ended June 30, 2001 of The News Corporation Limited ("News Corporation") are presented under accounting principles generally accepted in Australia ("A-GAAP") and under accounting principles generally accepted in the United States ("US-GAAP"). The pro forma consolidated condensed financial statements are presented to illustrate the effects of the July 31, 2001 acquisition of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. ("BHC"), and United Television, Inc. ("United Television"), (collectively, "Chris-Craft") on the historical financial position and operating results of News Corporation (the "Merger"). The consideration for the Merger was approximately A$4 billion (US$2 billion) in cash and approximately A$4.4 billion (US$2.2 billion) and A$6.2 billion (US$3.1 billion) in News Corporation preferred American Depositary Receipts ("ADRs") under A-GAAP and US-GAAP, respectively. Simultaneously with the closing of the Merger, News Corporation transferred net assets, constituting Chris-Craft's ten television stations to the Fox Entertainment Group ("FEG"), which is a majority owned subsidiary of News Corporation there by increasing News Corporation's ownership in FEG from 82.76% to 85.25%.

     The unaudited pro forma consolidated condensed financial statements have been derived from, and should be read in conjunction with, the historical consolidated financial statements including the notes thereto, of each of News Corporation, Chris-Craft, BHC and United Television. For News Corporation, those financial statements are included in News Corporation's Annual Report on Form 20-F for the fiscal year ended June 30, 2001, as filed with the Securities and Exchange Commission ("SEC"). For Chris-Craft, BHC and United Television, the June 30, 2001 quarterly financial statements are included in the FEG Amendment No. 2 to Current Report on Form 8-K dated November 28, 2001 and their Annual Reports on Form 10-K for the year ended December 31, 2000, which are filed with the SEC.

     This merger is being accounted for as a purchase in accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," in the unaudited pro forma condensed financial statement presentation under US-GAAP. Under A-GAAP, the accounting for these transactions is similar to US-GAAP. Note that US-GAAP requires that the purchase price of Chris-Craft be determined when the acquisition was agreed to, while A-GAAP requires it be determined when the acquisition was closed. The preliminary allocation of the purchase price reflected in these pro forma financial statements is based upon preliminary estimates of useful lives, assets and liabilities. The final purchase price and its allocation may differ from the preliminary allocation on which these pro forma financial statements are based.

     News Corporation's historical financial statements were prepared in accordance with A-GAAP. A-GAAP differs significantly in certain respects from US-GAAP. A discussion of these significant differences and a reconciliation of consolidated net income and stockholders' equity to US-GAAP are found in Note 18 of News Corporation's audited consolidated financial statements for the fiscal year ended June 30, 2001 contained in News Corporation's Annual Report on Form 20-F as filed with the SEC.

      Since the Merger was completed after June 30, 2001, the accompanying unaudited US-GAAP pro forma adjustments have been prepared in accordance with the rules established by the SFAS Nos. 141 and 142, "Goodwill and Other Intangible Assets". News Corporation will not adopt the new accounting standards until July 1, 2002. In addition to the impact of the adoption of SFAS No. 142 on Gemstar-TVG, as discussed in Note 3 to the unaudited consolidated condensed financial statements for the six months ended December 31, 2001 and 2000 presented in accordance with US-GAAP, the Group is in the process of evaluating the impact of adopting these new standards on its consolidated financial statements. The excess purchase price over net assets acquired, for pro forma purposes, has been primarily allocated to broadcast licenses, which are deemed to have indefinite lives. In accordance with the new accounting standards, broadcast licenses have not been amortized in the accompanying unaudited pro forma consolidated condensed statement of operations. Finite-lived intangibles are being amortized over a three-year period.

     The following unaudited pro forma consolidated condensed financial statements are set forth in Australian dollars with a translation of balance sheet amounts to US dollars at A$1.00 = US$0.5061, the June 30, 2001 exchange rate, and the translation of statement of operations amounts to US dollars at A$1.00 = US$.5396, the average exchange rate for the year ended June 30, 2001, solely for your convenience. These same exchange rates were also used to convert the Chris-Craft historical financial information into Australian dollars.

     The unaudited pro forma consolidated condensed statements of operations were prepared as if the transactions had occurred as of the first day of the periods presented. The pro forma consolidated condensed financial statements are presented for informational purposes only and are not necessarily indicative of the financial position or results of operations of News Corporation that would have occurred had the merger referred to above been consummated as of the date indicated. In addition, the pro forma consolidated condensed financial statements are not necessarily indicative of the future financial condition or operating results of News Corporation.

                          THE NEWS CORPORATION LIMITED

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                        (NEWS CORPORATION & CHRIS CRAFT)
                               As of June 30, 2001

                                     A-GAAP
                                  (in millions)

                                                  News           Chris          Chris Craft         News
                                              Corporation        Craft           Pro Forma       Corporation         US $
                                             Historical(a)    Historical(b)    Adjustments(c)     Adjusted       Translation
                                            ---------------  --------------  -----------------  --------------  --------------
Assets
Cash                                           A$    5,615      A$    3,264      A$  (4,001)       A$   4,878      US$   2,469
Receivables                                          6,683              239            -                6,922            3,503
Inventories                                          3,259              403            (217)            3,445            1,744
Other                                                  616                -              -                616              312
                                               ------------    ------------    --------------    -------------  ---------------
Total Current Assets                                16,173            3,906          (4,218)           15,861            8,028

Investments                                         23,151                -               -            23,151           11,717
Inventories                                          5,219                -               -             5,219            2,641
Property, plant and equipment                        7,110              130              69             7,309            3,699
Publishing rights, titles and television
   licenses                                         31,051                -           5,311            36,362           18,403
Other intangible assets                                519              897            (897)              519              263
Other                                                1,738              358             174             2,270            1,149
                                               ------------    ------------    --------------   --------------  ---------------
Total Non-current Assets                            68,788            1,385           4,657            74,830           37,872

Total Assets                                   A$   84,961      A$    5,291      A$     439        A$  90,691      US$  45,900
                                               ============    ============    ==============   ==============  ===============

Liabilities & Shareholders' Equity

Interest bearing liabilities                   A$       63      A$        -      A$       -        A$      63      US$      32
Accounts and other payables                          9,713              318             476            10,507            5,318
                                               ------------    ------------    --------------   --------------  ---------------
Total Current Liabilities                            9,776              318             476            10,570            5,350

Interest bearing liabilities                        18,742                -               -            18,742            9,486
Accounts and other payables                          5,181              577               -             5,758            2,914
                                               ------------    ------------    --------------   --------------  ---------------
Total Non-current Liabilities                       23,923              577               -            24,500           12,400

Minority interest                                    5,055            1,142          (1,142)            5,055            2,558
Exchangable preferred securities                     3,667                -               -             3,667            1,856
                                               ------------    ------------    --------------   --------------  ---------------
Total Liabilities                                   42,421            2,037            (666)           43,792           22,165

Total Shareholders' Equity                          42,540            3,254           1,105            46,899           23,736
                                               ------------    ------------    --------------   --------------  ---------------

Total Liabilities and Shareholders' Equity     A$   84,961      A$    5,291      A$     439        A$  90,691      US$  45,900
                                               ============    ============    ==============   ==============  ===============

    The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

                          THE NEWS CORPORATION LIMITED

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                        (NEWS CORPORATION & CHRIS CRAFT)
                               As of June 30, 2001

                                     US-GAAP
                                  (in millions)

                                                   News          Chris            Chris Craft       News
                                               Corporation       Craft             Pro Forma     Corporation        US $
                                              Historical(d)   Historical(b)    Adjustments (e)     Adjusted      Translation
                                              -------------  --------------  -----------------  --------------  ---------------

Assets
Cash                                          A$     5,615     A$    3,264      A$     (4,001)    A$    4,878      US$   2,469
Receivables                                          6,683             239                 -            6,922            3,503
Inventories                                          3,259             403               (217)          3,445            1,744
Other                                                  649               -                  -             649              328
                                              -------------  --------------   ----------------  --------------   --------------
Total Current Assets                                16,206           3,906             (4,218)         15,894            8,044


Investments                                         27,701               -                  -          27,701           14,019
Inventories                                          5,219               -                  -           5,219            2,641
Property, plant and equipment                        6,963             130                 69           7,162            3,625
Publishing rights, titles and television
   licenses                                         21,099               -              8,930          30,029           15,198
Other intangible assets                              2,172             897               (897)          2,172            1,099
Other                                                2,106             358                174           2,638            1,335
                                              -------------  --------------   ----------------  --------------   --------------
Total Non-current Assets                            65,260           1,385              8,276          74,921           37,917


Total Assets                                  A$    81,466     A$    5,291      A$      4,058     A$   90,815      US$  45,961
                                              =============  ==============   ================  ==============   ==============

Liabilities & Shareholders' Equity
Current maturities of long term debt          A$        63     A$        -      A$          -     A$       63      US$      32
Accounts and other payables                          9,947             318                476          10,741            5,436
                                              -------------  --------------   ----------------  --------------   --------------
Total Current Liabilities                           10,010             318                476          10,804            5,468

Long term debt                                      18,742               -                  -          18,742            9,485
Accounts and other payables                          8,906             577              1,784          11,267            5,702
                                              -------------  --------------   ----------------  --------------   --------------
Total Liabilities                                   37,658             895              2,260          40,813           20,655

Minority interest                                    7,523           1,142             (1,142)          7,523            3,807

Total Shareholders' Equity                          36,285           3,254              2,940          42,479           21,499
                                              -------------  --------------   ----------------  --------------   --------------

Total Liabilities and Shareholders'
  Equity                                      A$    81,466     A$    5,291      A$      4,058     A$   90,815      US$  45,961
                                              =============  ==============   ================  ==============   ==============

    The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

                          THE NEWS CORPORATION LIMITED

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                        (NEWS CORPORATION & CHRIS CRAFT)

                        For the Year Ended June 30, 2001

                                     A-GAAP

                      (in millions, except per share data)

                                           News             Chris              Pro                News
                                      Corporation           Craft             Forma            Corporation              US $
                                     Historical (f)     Historical (g)    Adjustments (h)        Adjusted           Translation
                                   ----------------  -----------------  ------------------  -------------------  ------------------
Sales revenue                      A$       25,578        A$      932      A$           -      A$       26,510    US$        14,305

Operating expense                           17,642                458                 (52)              18,048                9,739
Selling, general and
administrative expenses                      4,137                284                  17                4,438                2,395

Depreciation and amortization                  706                 52                  15                  773                  417
                                   ----------------  -----------------  ------------------  -------------------  ------------------
                                            22,485                794                 (20)              23,259               12,551
                                   ----------------  -----------------  ------------------  -------------------  ------------------

Operating income                             3,093                138                  20                3,251                1,754

Net loss from associated entities             (249)                 -                   -                 (249)                (134)
Net borrowing costs                           (935)               261                (261)                (935)                (505)
Dividends on exchangeable
  preferred securities                         (90)                 -                   -                  (90)                 (49)
                                   ----------------  -----------------  ------------------  -------------------  ------------------
Profit before change in
  accounting policy, abnormals
  and tax                                    1,819                399                (241)               1,977                1,066

Net abnormals before tax
  excluding change in accounting
  policy                                    (1,274)                 -                   -               (1,274)                (687)
                                   ----------------  -----------------  ------------------  -------------------  ------------------
Profit before change in
  accounting policy and tax                    545                399                (241)                 703                  379

Net income tax benefit (expense)
  excluding change in accounting
  policy                                      (409)                30                  96                 (283)                (153)
                                   ----------------  -----------------  ------------------  -------------------  ------------------
Net profit from ordinary
  activities after tax excluding
  change in accounting policy                  136                429                (145)                 420                  226


Outside equity interests                      (196)              (120)                163                 (153)                 (83)
                                   ----------------  -----------------  ------------------  -------------------  ------------------
Net profit (loss) attributable to
  members of the parent entity
  excluding change in accounting
  policy                           A$          (60)       A$      309      A$          18      A$          267    US$           143
                                   ================  =================  ==================  ===================  ==================

Profit before change in
  accounting policy and abnormals  A$        1,282                                             A$        1,609    US$           868

Earnings per share
  before net abnormals             A$         0.30                                             A$         0.35    US$          0.19
  after net abnormal before
   change in accounting policy               (0.03)                                                       0.05                 0.03

Weighted average shares              4,140,845,600                                               4,416,262,436        4,416,262,436

    The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

                          THE NEWS CORPORATION LIMITED

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                        (NEWS CORPORATION & CHRIS CRAFT)

                        For the Year Ended June 30, 2001

                                     US-GAAP

                      (in millions, except per share data)

                                                News            Chris             Pro               News
                                            Corporation         Craft            Forma          Corporation            US $
                                           Historical (i)   Historical (g)  Adjustments (j)       Adjusted         Translation
                                         -----------------  --------------  ---------------  ------------------  ------------------
Revenues                                 A$        25,554        A$   932         A$     -    A$        26,486    US$       14,292
Costs and expense                                  22,243             742              (35)             22,950              12,384
Depreciation and amortization                       1,488              52               15               1,555                 839
                                         -----------------  --------------  ---------------  ------------------  ------------------
Operating income                                    1,823             138               20               1,981               1,069

Other income (expense)
   Equity in losses of associated
    companies                                      (1,711)              -                -              (1,711)               (923)
   Interest, net                                     (935)            261             (261)               (935)               (505)
   Other income                                       635               -                -                 635                 343
                                         -----------------  --------------  ---------------  ------------------  ------------------
Income (loss) before income taxes,
   minority interest and cumulative                  (188)            399             (241)                (30)                (16)
   effect of accounting change
Income tax (expense) benefit                         (517)             30               96                (391)               (211)
Minority interest (expense) income                  1,445            (120)             163               1,488                 803
                                         -----------------  --------------  ---------------  ------------------  ------------------
Income before cumulative effect of
   accounting change                     A$           740         A$  309         A$    18    A$         1,067    A$           576
                                         =================  ==============  ===============  ==================  ==================


Income before cumulative effect of
   accounting change per share:
     Basic and diluted                   A$          0.17                                     A$          0.23    US$         0.13

Average common shares:
     Basic and diluted                      4,091,847,678                                        4,367,264,514       4,367,264,514

    The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

     (a) Reflects the historical audited consolidated condensed balance sheet of News Corporation presented in accordance with A-GAAP as of June 30, 2001.

     (b) Reflects the historical unaudited consolidated condensed balance sheet of Chris-Craft under US-GAAP as of June 30, 2001, as translated into Australian dollars. The financial position approximates Chris-Craft's A-GAAP financial position as of the balance sheet date.

     (c) Pro forma adjustments to record the Merger in accordance with A-GAAP reflect:

         . the aggregate purchase price of A$8,382 million which consisted of A$4,381 million in Preferred ADRs and A$4,001 million of cash;

         . the elimination of Chris-Craft's pre-existing intangible asset, pre-existing minority interest liability and pre-existing shareholders' equity of A$897 million, A$1,142 million and A$3,254 million, respectively;

         . the adjustment to estimated fair value of inventory, property plant and equipment and other assets of (A$217 million), A$69 million and A$174 million, respectively, upon completion of the Merger;

         . accounts and other payables--current in the amount of A$476 million for professional fees and other merger related liabilities; and

         . the preliminary allocation, under A-GAAP, of the excess of the A$5,311 million purchase price over the book value of the net assets acquired to Federal Communications Commission ("FCC") television licenses and network affiliation.

Detail of the above adjustments to reflect the Merger, under A-GAAP as of June 30, 2001, is set forth below:

                                                                                    Elimination of
                                                                                     Chris-Craft    Estimated Fair
                                Payment of      Elimination of                        Historical        Value
                                 Cash and         Chris-Craft       Allocation of      Minority       Adjustments    Total Pro
                                Issuance of       Historical       Excess Purchase   Interest and     and Closing      Forma
                               Preferred ADRs  Intangible Assets        Price           Equity         Accruals     Adjustments
                              ---------------  -----------------  -----------------  --------------  -------------  ------------
                                                                         (A$ in millions)
Cash                             (4,001)                                                                               (4,001)
Inventories                                                                                              (217)           (217)
Property, plant and equipment                                                                              69              69
  television licenses                                                   5,311                                           5,311
Other intangible assets                                 (897)                                                            (897)
Other assets                                                                                              174             174
Accounts and other payables--
  current                                                                                                 476             476
Minority interest                                                                        (1,142)                       (1,142)
Shareholders' equity              4,381                                                  (3,254)          (22)          1,105

     (d) Reflects the historical audited consolidated condensed balance sheet of News Corporation presented in accordance with US-GAAP as of June 30, 2001.

     (e) Pro forma adjustments to record the Merger in accordance with US-GAAP reflect:

         . the aggregate purchase price of A$10,217 million which consisted of A$6,216 million in Preferred ADRs and A$4,001 million of cash;

         . the elimination of Chris-Craft's pre-existing intangible asset, pre-existing minority interest liability and pre-existing shareholders' equity of A$897 million, A$1,142 million and A$3,254 million, respectively;

         . the estimated fair value of inventory, property plant and equipment and other assets of (A$217 million), A$69 million and A$174 million, respectively, at the acquisition date;

         . accounts and other payables--current in the amount of A$2,260 million for professional fees, merger related liabilities and deferred taxes; and

         . the preliminary allocation, under US-GAAP, of the excess of the A$8,930 million purchase price over the book value of the net assets acquired to FCC television licenses and network affiliation agreements.


     The differences between US-GAAP and A-GAAP are primarily due to the following:

         . US-GAAP requires that the purchase price be determined when an acquisition has been agreed to and announced and amounts to A$10,217 as opposed to A-GAAP which requires that the purchase price be determined when the acquisition has closed and amounts to A$8,382; and

         . US-GAAP requires that deferred taxes be established for the basis differences between the assigned fair values and the actual tax bases and amounts to A$1,784 as opposed to A-GAAP which does not recognize such deferred taxes.

Detail of the above adjustments to reflect the Merger, under US-GAAP as of June 30, 2001, is set forth below:

                                                                                  Elimination of
                                                                                  Chris-Craft
                               Payment of      Elimination of                       Historical     Estimated Fair
                                Cash and         Chris-Craft      Allocation of      Minority          Value           Total Pro
                               Issuance of       Historical      Excess Purchase   Interest and    Adjustments and       Forma
                              Preferred ADRs  Intangible Assets       Price           Equity       Closing Accruals   Adjustments
                             ---------------  ----------------- -----------------  -------------- ------------------ -------------
                                                                          (A$ in millions)
Cash                              (4,001)                                                                                  (4,001)
Inventories                                                                                                 (217)            (217)
Property, plant and equipment                                                                                 69               69
   television licenses                                                 8,930                                                8,930
Other intangible assets                                   (897)                                                              (897)
Other assets                                                                                                 174              174
Accounts and other payables--
  current                                                                                                    476              476
Accounts and other payables--
  along term                                                                                               1,784            1,784
Minority interest                                                                        (1,142)                           (1,142)
Shareholders' equity               6,216                                                 (3,254)             (22)           2,940

The final allocation of the purchase price will be determined after a comprehensive final evaluation of the fair value of Chris-Craft's tangible and identifiable intangible assets acquired and liabilities assumed at the time of the Merger. The preliminary allocation is summarized in the following table:

                                                                      June 30, 2001
                                                                ---------------------------
                                                                   A-GAAP       US-GAAP
                                                                ------------  -------------
                                                                     (A$ in millions)

                    Total Purchase Price:                       A$   8,382     A$   10,217
                                                                ============  =============
                    Allocation of Purchase Price:
                    Chris-Craft's tangible assets                    4,420           4,420
                    Publishing rights, titles and television
                     licenses                                        5,311           8,930
                    Other assets
                    Chris-Craft's liabilities                          895             895
                    Accounts and other payables--current               476           2,260
                    Deferred Compensation                              (22)            (22)
                                                                ------------  -------------
                    Total purchase price                        A$   8,382    A$    10,217
                                                                ============  =============


     (f) Reflects the historical audited consolidated condensed statement of operations of News Corporation presented in accordance with A-GAAP for the year ended June 30, 2001.

     (g) Reflects the historical unaudited consolidated condensed statement of operations of Chris-Craft under US-GAAP for the twelve months ended June 30, 2001, as translated into Australian dollars. These results approximate what Chris-Craft's A-GAAP results would have been with the exception of the treatment of intangible amortization expense (see (j) below). Because Chris-Craft reports on a calendar year basis, their respective historical unaudited consolidated operating results for the twelve months ended June 30, 2001 were derived by adding their respective unaudited operating results for the six months ended June 30, 2001 with their respective unaudited operating results for the six months ended December 31, 2000 as detailed in the Chris-Craft Consolidated Statement of Operations.

     (h) Pro forma adjustments to record the Merger in accordance with A-GAAP:

               . decrease in operating expenses due to the writedown of Chris-Craft's pre-existing publishing rights, titles and television licenses to conform Chris-Craft's amortization methods to News Corporation's and to adjust to fair value;

               . increase in depreciation and amortization due to (i) the increase in depreciation due to the adjustment to fair value of property, plant and equipment, (ii) increase in amortization due to the partial allocation of other intangible assets to network affiliation and (iii) offset by the elimination of Chris-Craft's historical goodwill amortization;

               . compensation expense representing amortizatioin of the deferred compensation expense set up in purchase accounting for the intrinsic value of News Corporation options issued to employees of Chris-Craft in replacement of such employees' existing unvested options for Chris-Craft common stock;

               .  elimination of interest income related to cash consideration;

               .  the income tax impact related to the foregoing adjustments;

               . increase in outside equity interest to reflect News Corporation's increased ownership in FEG; and

               .  elimination of historical minority interest expense.

Detail of the above adjustments to reflect the Merger, under A-GAAP as of June 30, 2001, is set forth below:

                                                          Elimination of
                                                           Chris-Craft
                                                           Historical
                                                            Goodwill      Depreciation                  Elimination of
                              Inventory       Deferred    Amortization    Adjustment to   Increase in     Chris-Craft    Total Pro
                             Amortization   Compensation  and Minority    Reflect Fair   FEG Ownership   Net Borrowing     Forma
                              Reduction     Amortization    Interest          Value        Percentage        Costs       Adjustments
                            -------------- -------------- -------------   ------------- --------------- --------------  ------------

                                                                        (A$ in millions)
Operating expenses              (52)                                                                                       (52)
Selling, general and
  administrative expenses                        17                                                                         17
Depreciation and
  amortization                                                (26)              41                                          15
Net borrowing costs                                                                                          (261)        (261)
Net income tax benefit
  (expense)                     (21)              7           (10)              16                            104           96
Outside equity interests                                      120                              43                          163

      (i) Reflects the historical audited consolidated condensed statement of operations of News Corporation presented in accordance with US-GAAP for the year ended June 30, 2001.

      (j) Pro forma adjustments to record the Merger in accordance with US-GAAP:

               . decrease in operating expenses due to the writedown of
                 Chris-Craft's pre-existing publishing rights, titles and television licenses to conform Chris-Craft's amortization methods to News Corporation's and to adjust to fair value;

               . increase in depreciation and amortization due to (i) the increase in depreciation due to the adjustment to fair value of property, plant and equipment, (ii) increase in amortization due to the partial allocation of other intangible assets to network affiliation and (iii) offset by the elimination of Chris-Craft's historical goodwill amortization;

               . compensation expense representing amortization of the deferred compensation expense set up in purchase accounting for the intrinsic value of News Corporation options issued to employees of Chris-Craft in replacement of such employees' existing unvested options for Chris-Craft common stock;

               . increased depreciation and amortization expense reflects the amortization of finite intangible assets over their estimated useful lives of three years and increased depreciation expense offset by the elimination of Chris-Craft's historical intangible amortization;

               . elimination of interest income related to cash consideration;

               . the income tax impact relating to foregoing adjustments;

               . increase in minority interest expense to reflect News
                 Corporation's increased ownership in FEG; and

               . elimination of historical minority interest expense.

Detail of the above adjustments to reflect the Merger, under US-GAAP as of June 30, 2001, is set forth below:

                                                  Elimination
                                                      of
                                                  Chris-Craft
                                                  Historical
                                                   Goodwill    Depreciation   Amortization
                        Inventory    Deferred    Amortization  Adjustment to    of Finite   Increase in  Elimination of   Total Pro
                      Amortization Compensation  and Minority  Reflect Fair    Intangible  FEG Ownership   Chris-Craft      Forma
                        Reduction  Amortization    Interest       Value          Assets     Percentage   Interest Income Adjustments
                      ------------ ------------  ------------- -------------  ------------ ------------- --------------- -----------
                                                                    (A$ in millions)

Costs and expense          (52)          17                                                                                  (35)
Depreciation and
  amortization                                          (26)          13           28                                         15
Interest, net                                                                                                  (261)        (261)
Income tax
  (expense) benefit        (21)           7             (10)           5           11                           104           96
Minority interest
  (expense) income                                      120                                      43                          163

                Chris-Craft Consolidated Statement of Operations

                    For the Twelve Months Ended June 30, 2001
                                (US$ in millions)

                                           Six months ended      Six months ended      Twelve months ended     Twelve months ended
                                          December 31, 2000       June 30, 2001           June 30, 2001         June 30, 2001 (A$)
                                         -------------------    ------------------    ---------------------   ---------------------
Net revenues                                  US$ 263                US$  240               US$  503                 A$  932
Operating expenses
  Television expenses                             120                     127                    247                     458
  Cost of goods sold                                7                       9                     16                      30
  Selling, general and administrative              67                      70                    137                     254
  Depreciation and amortization                    14                      14                     28                      52
                                             --------               ---------             ----------               ---------
    Total costs and expenses                      208                     220                    428                     794
                                             --------               ---------             ----------               ---------

Operating income (loss)                            55                      20                     75                     138
  Interest and other income, net                   92                      49                    141                     261
                                             --------               ---------             ----------               ---------
Income (loss) before income taxes
  and minority interest                           147                      69                    216                     399
Income tax provision                               34                     (18)                    16                      30
                                             --------               ---------             ----------               ---------
Income (loss) before minority interest            181                      51                    232                     429
Minority interest                                 (45)                    (20)                   (65)                   (120)
                                             --------               ---------             ----------               ---------
Net income (loss)                             US$ 136                US$   31               US$  167                 A$  309
                                             ========               =========             ==========               =========